Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Apimec SP 2016 Public Meeting

Itaú Unibanco Holding is pleased to inform that it is today, November 17, 2016, holding an Apimec SP Public Meeting at the Hotel Unique on the Bank’s results and strategies. Please note that the event will be broadcasted simultaneously (video, slides and audio) through the website (www.itau.com.br/investor-relations) in the Portuguese and English languages.

Information and forward-looking statements are based on information available up to the time of holding the event and involve risks, uncertainties and assumptions, which may be beyond our control.

We wish to inform that with respect to this meeting, Itaú Unibanco Holding supplies:

•	Prior to the scheduled beginning (at 2:00 p.m.):
○	The slides to be shown (which are also sent to the Brazilian Securities and Exchange Commission and to BM&FBovespa);

•	Following the end of the meeting (at approximately 6:00 p.m.):
○	Audio and video in the Investor Relations website within up to two hours.

The public disclosure of this information provides both democratic and equitable access to the market, underscoring our commitment to the transparency of our announcements.

São Paulo, November 17, 2016.

Marcelo Kopel

Investor Relations Officer

Results and ITUB versus Ibovespa Comparison Roberto Setubal Executive President and CEO November 17, 2016 Apimec Cycle 2016 Itaú Unibanco Holding S.A.

 Quarterly Highlights ¹ Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses. Note: Results from Brazil consider units abroad ex-Latin America Recurring Net Income R$5.6 billion Consolidated + 0.4% (3Q16/2Q16) - 8.9% (3Q16/3Q15) Recurring ROE (p.a.) - 70 bps (3Q16/2Q16) - 420 bps (3Q16/3Q15) 19.9% Consolidated Financial Margin with Clients: Financial Margin with the Market: Provision for Loan Losses: Fees and Result from Insurance1: Non-interest Expenses: Efficiency Ratio: Credit Portfolio (Endorsements and Sureties): + 5.9% - 3.0% + 15.0% - 23.2% - 2.7% + 2.9% 0.0% + 6.3% + 8.4% + 7.4% + 190 bps + 430 bps - 0.6% - 11.0% 3Q16 /2Q16 3Q16/3Q15 + 30 bps (3Q16/2Q16) + 90 bps (3Q16/3Q15) Consolidated Ex-Specific Economic Group: 3.6% (3Q16/2Q16) Credit Quality (September 2016) NPL 90 3.9%

3

Highlights in the Quarter

Recurring Net Income

R$5.6 billion — Consolidated
- + 0.4% (3Q16/2Q16)
- - 8.9% (3Q16/3Q15)

R$5.3 billion — Brazil
- + 2.4% (3Q16/2Q16)
- - 7.3% (3Q16/3Q15)

Recurring ROE (p.a.)

19.9% — Consolidated
- - 70 bps (3Q16/2Q16)
- - 420 bps (3Q16/3Q15)

20.8% — Brazil
- - 30 bps (3Q16/2Q16)
- - 330 bps (3Q16/3Q15)

Credit Quality (September 2016)

NPL 90 3.9% — Consolidated
- + 30 bps (3Q16/2Q16)
- + 90 bps (3Q16/3Q15)

Ex-Specific Economic Group: 3.6% — (3Q16/2Q16)

NPL 90 4.8% — Brazil
- + 30 bps (3Q16/2Q16)
- + 100 bps (3Q16/3Q15)

Ex-Specific Economic Group: 4.4% ▼ (3Q16/2Q16)

	3Q16 /2Q16	3Q16/3Q15
Financial Margin with Clients:	**+ 5.9%**	**- 3.0%**
Financial Margin with Clients - Brazil:	+ 8.0%	+ 1.4%
Financial Margin with the Market:	**+ 15.0%**	**- 23.2%**
Financial Margin with the Market - Brazil:	+ 19.2%	- 29.3%
Provision on Loan Losses:	**- 2.7%**	**+ 2.9%**
Provision on Loan Losses - Brazil:	- 3.1%	+ 2.9%
Fees and Result from Insurance[1]:	**0.0%**	**+ 6.3%**
Fees and Result from Insurance[1] - Brazil:	+ 1.4%	+ 7.8%
Non-interest Expenses:	**+ 8.4%**	**+ 7.4%**
Non-interest Expenses - Brazil:	+ 11.7%	+ 9.4%
Efficiency Ratio:	**+ 190 bps**	**+ 430 bps**
Efficiency Ratio - Brazil:	+ 240 bps	+ 370 bps
Credit Portfolio (Endorsements and Sureties):	**- 0.6%**	**- 11.0%**
Credit Portfolio (Endorsements and Sureties) - Brazil:	- 1.1%	- 10.4%

[1] Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses.
Note: Results from Brazil consider units abroad ex-Latin America

 Consolidated Results 4 In R$ billions 3Q16 2Q16 change 9M16 9M15 change Operating Revenues 28 26 4.2% 81 81 0.2% Managerial Financial Margin 18 17 6.7% 52 53 -2.0% Financial Margin with Clients 16 15 5.9% 47 47 -0.8% Financial Margin with the Market 2 2 15.0% 5 6 -12.3% Commissions and Fees 8 8 0.1% 23 21 7.3% Result from Insurance1 2 2 -0.4% 6 7 -4.6% Provision for Loan Losses and Claims (6) (6) -2.0% (19) (15) 22.1% Non-interest Expenses (12) (11) 8.4% (35) (33) 6.7% Tax Expenses and Other 2 (2) (2) 6.4% (5) (5) -1.9% Income Tax and Social Contribution (2) (2) 15.4% (6) (8) -30.9% Minority Interests in Subsidiaries (0) (0) -75.0% (0) (1) -78.7% Recurring Net Income 5.6 5.6 0.4% 16.3 18.1 -9.8% Recurring ROE 19.9% 20.6% -0.7 p.p. 20.0% 24.5% -4.5 p.p. 1 Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. 2 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Credit by Type of Client/Product 5 In R$ billions, end of period Sept 30, 2016 Change in relation to June/16 Sept/15 Individuals 183 -0.1% -1.9% Credit Card Loans 56 2.4% 1.3% Personal Loans 28 -2.9% -7.9% Payroll Loans 46 -1.8% -0.1% Vehicles 16 -4.8% -26.5% Mortgage Loans 37 2.9% 11.5% Corporate Clients 244 -2.8% -16.9% Corporate Loans 183 -2.9% -17.7% Very Small, Small and Middle Market Loans 61 -2.4% -14.3% América Latina 141 1.3% -12.9% Total with Endorsements and Sureties 568 -0.9% -11.5% Corporate– Private Securities 37 4.9% -2.6% Total with Endorsements, Sureties and Private Securities 605 -0.6% -11.0% Total with Endorsements, Sureties and Private Securities (ex-exchange rate changes) 605 -1.1% -5.6%

 Credit by Type of Client/Product 5 In R$ billions, end of period Sept 30, 2016 Change in relation to June/16 Sept/15 Individuals 183 -0.1% -1.9% Credit Card Loans 56 2.4% 1.3% Personal Loans 28 -2.9% -7.9% Payroll Loans 46 -1.8% -0.1% Vehicles 16 -4.8% -26.5% Mortgage Loans 37 2.9% 11.5% Corporate Clients 244 -2.8% -16.9% Corporate Loans 183 -2.9% -17.7% Very Small, Small and Middle Market Loans 61 -2.4% -14.3% América Latina 141 1.3% -12.9% Total with Endorsements and Sureties 568 -0.9% -11.5% Corporate– Private Securities 37 4.9% -2.6% Total with Endorsements, Sureties and Private Securities 605 -0.6% -11.0% Total with Endorsements, Sureties and Private Securities (ex-exchange rate changes) 605 -1.1% -5.6% Consolidated Credit by Type of Client/Product Consolidated 4 19 20 97 Cartão de Crédito Crédito Pessoal Crédito Consignado Pessoas Jurídicas 7 91 29 6 1 7 Chile Colômbia Paraguai Panamá Uruguai Latin America Corporate Clients Mortgage Loans Personal Loans Credit Card Loans Uruguay Panama Paraguay Colombia Chile Argentina R$ billions 5 In R$ billions, end of period Sept 30, 2016 Change in relation to June/16 Sept/15 Individuals 183 -0.1% -1.9% Credit Card Loans 56 2.4% 1.3% Personal Loans 28 -2.9% -7.9% Payroll Loans 46 -1.8% -0.1% Vehicles 16 -4.8% -26.5% Mortgage Loans 37 2.9% 11.5% Corporate Clients 244 -2.8% -16.9% Corporate Loans 183 -2.9% -17.7% Very Small, Small and Middle Market Loans 61 -2.4% -14.3% América Latina 141 1.3% -12.9% Total with Endorsements and Sureties 568 -0.9% -11.5% Corporate– Private Securities 37 4.9% -2.6% Total with Endorsements, Sureties and Private Securities 605 -0.6% -11.0% Total with Endorsements, Sureties and Private Securities (ex-exchange rate changes) 605 -1.1% -5.6%

Total Brazil1 90-day NPL Ratios - % 4.8 4.4 4.2 3.9 3.5 3.3 3.2 3.1 3.0 2.9 2.8 3.0 3.0 3.2 3.5 3.6 3.9 5.6 5.2 4.9 4.6 4.3 4.0 3.8 3.7 3.6 3.4 3.3 3.6 3.8 3.9 4.4 4.5 4.8 0.9 0.8 0.8 0.7 0.7 0.7 0.8 0.7 0.9 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.2 3.6 .4,4* * Consolidated Sept/12 Dec/12 Mar/13 Jun/13 Sept/13 Dec/13 Mar/14 Jun/14 Sept/14 Dec/14 Mar/15 Jun/15 Sept/15 Dec/15 Mar/16 Jun/16 Sept/16 Latin America 2 7.9 7.3 7.1 6.8 6.4 6.1 5.8 5.6 5.2 4.9 4.8 4.9 5.4 5.8 6.0 5.9 5.7 0.4 0.4 0.4 0.6 0.6 0.5 0.6 0.7 0.8 0.9 1.1 1.8 1.5 1.1 1.5 1.6 2.8 8.1 7.8 7.3 6.4 5.8 5.3 4.9 4.6 4.4 4.2 4.1 4.0 4.2 4.7 5.6 6.0 6.3 1.4* Sept/12 Dec/12 Mar/13 Jun/13 Sept/13 Dec/13 Mar/14 Jun/14 Sept/14 Dec/14 Mar/15 Jun/15 Sept/15 Dec/15 Mar/16 Jun/16 Sept/16 Brazil1 Individuals Corporate Very Small, Small and Middle Market Companies * Effect of specific economic group not considered. ¹ Including external units ex-Latin America. ² Not including Brazil. 6

Coverage Ratio (90-day NPL) 182% 192% 199% 187% 212% 206% 210% 215% 204% 182% 191% 195% 183% 200% 195% 200% 206% 214% 204% 174% 178% 181% 172% 185% 215% 232% 228% 164% 164% 166% 169% 172% 164% 160% 159% 159% 296% 367% 369% 256% 402% 462% 458% 494% 345% 502% Coverage Ratio (90-day NPL) Sept/14 Dec/14 Mar/15 Jun/15 Sept/15 Dec/15 Mar16 Jun/16 Sept/16 Total (ex-specific economic group) Retail - Brazil Wholesale (ex-specific economic group) Total Latin America ex-Brazil Wholesale - Brazil 7

 Non-interest Expenses 1 In the 3Q16, includes expenses due to the collective bargaining agreement in the amount of R$537 million; 2 Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; 3 Does not consider overhead allocation. 4 Related to the methodology enhancement for calculating labor claims in the amount of R$687 million and to the lump-sum bonus to employees related to the collective bargaining agreement, in the amount of R$275 million. In R$ billions 3Q16 Change in relation to 2Q16 9M16 Change in relation to 9M15 Personnel Expenses (1) (6) 27.3% (15) 15.8% Administrative Expenses (4) -3.2% (12) -0.7% Operating Expenses (1) -5.8% (4) -0.8% Other Tax Expenses (2) (0) -8.7% (0) 3.7% Latin Americana (ex-Brazil) (3) (1) -6.3% (4) 6.4% Total (12.4) 8.4% (34.7) 6.7% ( - ) Operations Abroad (2) -10.6% (5) 8.6% Total (ex-operations abroad) (10.8) 11.9% (29.5) 6.4% ( - ) Extraordinary Events (4) (1) - (1) - Total (ex-extraordinary events) (11.4) 0.0% (33.7) 4.1% 8

Core Capital Ratio (Common Equity Tier I) Full application of Basel III rules │September 30, 2016 15.7% -1.6% 14.1% -0.5% 13.6% 1.0% 14.6 % Common Equity Tier I (CET I) Sep-16 Deductions Schedule Anticipation1 and Riskweighted Assets Rules Anticipation² CET I with fully loaded Basel III Rules Impact of Citibank and Itaú BMG Consignado³ CET I with Fully Loaded Basel III Rules after Impact of Citibank and Itaú BMG Consignado Use of Tax Credits Simulated CET I with Fully Loaded Basel III Rules 4 9 Note: Citibank’s consolidation considers retail business in Brazil. 1 Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. 2 Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.1 nowadays, will be 12.5 in 2019. 3 Estimated effect based on preliminary information and pending regulatory approvals. 4 Does not consider any reversal of complementary allowance for loan losses.

 Business Model Jan – Sept 2016 Jan – Sept 2015 In R$ billions Consolidated Credit & Trading Insurance & Services Excess Capital Consolidated Credit & Trading Insurance & Services Excess Capital Operating Revenues 81 45 35 1 77 42 34 1 Financial Margin 52 38 13 1 50 35 14 1 Commissions and Fees 23 7 16 0 21 7 14 0 Result from Insurance 6 0 6 0 7 0 7 0 Result from Loan Losses -18 -18 0 0 -14 -14 0 0 Claim Expenses -1 0 -1 0 -1 0 -1 0 Non-interest and Other Expenses -40 -20 -20 0 -36 -17 -19 0 Recurring Net Income 16.3 5.5 9.7 1.1 18.1 7.8 9.7 0.6 Indicators Regulatory Capital 115 59 37 19 103 63 30 10 Recurring ROE 20.0% 12.6% 34.2% 9.6% 24.0% 16.5% 43.4% 7.1% 10

 Recurring Net Income (R$ billion) and ROE (%) Credit & Trading x Insurance & Services 4.5 3.5 5.3 7.8 5.3 5.5 7.2 9.0 9.7 9.7 ROE ROE 34.2% 12.6% 43.4% 16.5% 43.9% 14.0% 46.1% 9.4% 71.0% 5.6% Year to Date (9 months) Standard Deviation: 11.9% Standard Deviation: 6.1% Net Income Net Income Credit & Trading Insurance & Services Redecard* BMG** * September, ** April 2012 2013 2014 2015 2016 11

 ITUB versus Ibovespa Comparison

 Quarterly Changes in Ibovespa1 Financial Results (1) Sum of the companies’ Net Profits, weighted by their respective weights in Ibovespa’s theoretical portfolio for the period from September to December 2016. For purposes of comparison, the figures are shown on a total basis, without weighting. R$ billions (2) Itaú Unibanco, Itaúsa, Petrobras, and Vale are not included. 33.4 -43.9 37.2 35.9 38.0 39.9 26.4 21.7 18.8 12.7 22.9 18.7 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Ibovespa Ibovespa-ex2 13

 Quarterly Changes in Financial Results – Itaú Unibanco x Ibovespa-ex1 3.7 3.5 4.6 6.0 5.5 (1) Sum of the companies’ Net Profits, weighted by their respective weights in Ibovespa’s theoretical portfolio for the period from September to December 2016, except for Itaú Unibanco, Itaúsa, Vale, and Petrobras. For purposes of comparison, the figures are shown on a total basis, without weighing. CAGR: 9.4% p.a. CAGR: 2.8% p.a. 18.8 22.9 18.7 26.4 21.7 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 R$ billions Itaú Unibanco Net Income Ibovespa-ex1 Profitability 14

 Quarterly Changes in Share Price (ITUB4) – Itaú Unibanco1 x Ibovespa-ex2 103 83 90 98 106 93 102 101 110 114 121 123 126 122 104 103 122 119 114 109 117 134 138 131 140 141 142 150 152 153 161 165 144 140 164 168 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Share – Itaú Unibanco1 Ibovespa Index – ex2 (2) Recalculated based on the current weights of Ibovespa’s theoretical portfolio, except for Itaú Unibanco, Itaúsa, Vale, and Petrobras. (1) Quoted price adjusted for bonuses granted in the period. Basis 100– 4Q11 15

 Quarterly Changes in Share Price (ITUB4) – Itaú Unibanco1 x Ibovespa-ex2 103 83 90 98 106 93 102 101 110 114 121 123 126 122 104 103 122 119 114 109 117 134 138 131 140 141 142 150 152 153 161 165 144 140 164 168 100 112 102 110 122 124 115 124 125 125 131 134 127 131 138 116 111 131 135 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Share - Itaú Unibanco1 Ibovespa-ex2 Ibovespa3 (2) Recalculated based on the current weights of Ibovespa’s theoretical portfolio, except for Itaú Unibanco, Itaúsa, Vale, and Petrobras. (1) Quoted price adjusted for bonuses granted in the period. (3) Recalculated based on the current weights of Ibovespa’s theoretical portfolio. Basis 100– 4Q11 16

 Quarterly Changes in Net Income and Share Price (ITUB4) – Itaú Unibanco 23.2 23.9 19.3 20.9 22.8 24.6 21.6 23.6 23.6 25.5 26.4 28.0 28.6 29.2 28.3 24.1 23.9 28.4 27.5 3.7 3.4 3.3 3.4 3.5 3.5 3.6 4.0 4.6 4.4 4.9 5.4 5.5 5.7 6.0 5.9 5.7 5.2 5.5 (1) Quoted price adjusted for bonuses granted in the period. 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Share – Itaú Unibanco (ITUB4) – R$1 Net Income – Itaú Unibanco – R$ billions Mismatch between the share price volatility and net income consistency. 17

18

Quarterly Changes in Financial Results and Ibovespa - ex

Mismatch between the growth in financial results and changes of the Ibovespa.


100
117
131
142
165
140
168
18.8
12.7
22.9
18.7
26.4
21.7
4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16
Ibovespa-ex[1] - Basis 100
Net Income – Ibovespa-ex[2] – R$ billions

(1) Recalculated based on the weights of Ibovespa's theoretical portfolio for the period from September to December 2016, except for Itaú Unibanco, Itaúsa, Vale, and Petrobras.

(2) Sum of the companies' Net Profits, weighted by their respective weights in Ibovespa's theoretical portfolio for the period from September to December 2016, except for Itaú Unibanco, Itaúsa, Vale, and Petrobras. For purposes of comparison, the figures are shown on a total basis, without weighting.

 P/E – Quarterly Changes in Price / Earnings per Share – Itaú Unibanco x Ibovespa-ex1 13.5 15.4 14.1 20.4 15.9 16.0 16.0 16.1 15.7 15.2 15.6 15.5 15.1 18.9 16.4 13.8 12.8 15.8 16.6 9.3 9.4 8.2 8.9 9.6 10.3 8.8 9.4 9.1 9.0 9.1 8.9 8.7 8.5 8.0 6.7 6.9 8.8 8.2 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 (1) P/E based on the net income of each company in the index, according to market consensus, weighed by the weights of the index’s theoretical portfolio effective for the period from September to December 2016, except for Itaú Unibanco, Itaúsa, Vale, and Petrobras. Source: Bloomberg. Mismatch between P/Es. P/E IBOV (ex)1 P/E – Itaú Unibanco 19

Comparison: Performance x Standard Deviation Standard Deviation (Jan 12 to Jun 16) P/E CAGR (Net Income) Net Income* 1 Share Price** 2Q163 (4Q11 to 2Q16) GDP and CDS 2.7% (GDP) 2.6% (CDS) - - Itaú Unibanco 6.7% 2.0% 8.2 9.4% Itaú Unibanco – Credit & Trading 11.9% - - 5.1% Itaú Unibanco – Insurance & Services 6.1% - - 16.3% Ibovespa-ex2 13.0% 1.1% 16.6 3.2% Ibovespa 136.0% 1.5% 14.4 -2.4% Index - Industry (INDX) 34.8% 1.1% 14.9 -1.1% Index - Basic Materials (IMAT) 265.9% 1.7% 16.0 -11.2% Index - Electrical Energy (IEE) 279.6% 1.3% 10.4 32.7% Index - Consumer Goods (ICON) 34.7% 1.1% 17.9 -2.5% Index - Utilities (UTIL) 373.5% 1.4% 11.0 49.0% Index - Real Estate (IMOB) 384.8% 1.5% 18.0 -8.3% * Quarterly ** Daily 1 – Ratios: weighting the Net Income by the weight of each share in their respective theoretical portfolios from September to December 2016. 2 – Ibovespa, considering the portfolio for the period from September to December 2016, except for Itaú Unibanco, Itaúsa, Vale, and Petrobras. 3 – P/E based on Bloomberg earnings consensus. The companies’ P/Es were weighted by their respective weights for September to December 2016. 20

 Business Model 21 Jan - Sept 2016 In R$ billions Consolidated Credit & Trading Insurance & Services Excess Capital Operating Revenues 81 45 35 1 Financial Margin 52 38 13 1 Commissions and Fees 23 7 16 0 Result from Insurance 6 0 6 0 Result from Loan Losses -18 -18 0 0 Claim Expenses -1 0 -1 0 Non-interest and Other Expenses -40 -20 -20 0 Recurring Net Income 16.3 5.5 9.7 1.1 Indicators Regulatory Capital 115 59 37 19 Recurring ROE 20.0% 12.6% 34.2% 9.6% 4.5 3.5 5.3 7.8 5.3 5.5 7.2 9.0 9.7 9.7 ROE ROE 34.2% 12.6% 43.4% 16.5% 43.9% 14.0% 46.1% 9.4% 71.0% 5.6% Standard Deviation: 11.9% Standard Deviation: 6.1% Net Income Net Income Credit & Trading Insurance & Services Redecard* BMG** * September, ** April 2012 2013 2014 2015 2016 The business model is not properly priced. Year to Date (9 months) Credit & Trading x Insurance & Services

 Risk Control and Management Eduardo Vassimon Executive Vice-President, CFO & CRO 11/17/2016 Apimec Cycle 2016 Itaú Unibanco Holding S.A.

 Agenda 1. Risk Governance 2. Lessons Learned in Credit Granting 3. What Has Changed in the Wholesale Segment 4. Future - How We Plan to Grow 5. Risk Culture

 1 Risk Governance

 Risk Management Structure (1/2) Board of Directors Pedro Moreira Salles Itaú Unibanco Holding Roberto Setubal Audit Committee Geraldo Travaglia Capital and Risk Management Committee Pedro Bodin General Technology and Operations Office Marcio Schettini General Wholesale Office Candido Bracher General Retail Office Marco Bonomi Executive Finance Office Investor Relations Office Corporate Security Office Internal Control and Compliance Executive Office Liquidity and Market Risk Control Office Credit Risk and Modeling Office Legal, Institutional and Personnel Dept. Claudia Politanski Risk and Finance Control and Management Department Eduardo Vassimon 3rd line of defense Independent review of the activities developed by the institution. 1st line of defense Manages risks originated by these offices; its role is to: Identify Assess Control Report 2nd line of defense Ensures that risks are managed according to: Risk appetite Policies Procedures Internal Audit Paulo Miron 4

5

Risk Management Structure (2/2)


Capital and Risk Management Committee
Pedro Bodin
Board of Directors
Pedro Moreira Salles
Audit Committee
Geraldo Travaglia
Internal Audit
Paulo Miron
Itaú Unibanco Holding
Roberto Setubal
Executive Committee
General Wholesale Office
Candido Bracher
General Retail Office
Marco Bonomi
Risk and Finance Control and Management Department
Eduardo Vassimon
Legal, Institutional and Personnel Dept.
Claudia Politanski
General Technology and Operations Office
Marcio Schettini
Superior Market Risk and Liquidity Committee
Superior Operational Risk Management Committee
Superior Products Committee (Compliance)
Superior Retail Credit and Collection Committee
Superior Wholesale Credit and Collection Committee
Approves Policies
Monitors Portfolio and Risk Appetite
Credit Strategy
Superior Credit Committee
Approves Credit Line and Rating
Approves Action Plans for Risk Appetite Breaches

 Credit Risk Policies Hierarchy 1EC = Economic Capital. Board of Directors and Capital and Risk Management Committee Executive Committee General Office and Risk Dept. Defines and monitors Risk Appetite; Approval of policies, strategies and definition of minimum expected return on capital; Improvement of Risk Culture. Defines a Global Policy; Approves policies having the most significant impact on EC1 ; Monitors Portfolio and Risk Appetite; Credit Strategy. Defines and approves policies having the less significant impact on EC1 . 6

 Risk Appetite Sustainability and customer satisfaction; Risk pricing; Operational excellence; Diversification; Risk Culture; Ethics and regulatory compliance; Principles Optimization of capital allocation; Low volatility in results; Regional focus; Alignment with “Our Way”; Diversification of businesses. Statement Dimensions Reputation; Liquidity; Capitalization; Operational Risk; Breakdown of results; Credit. Credit Metrics Concentration by countries Concentration by industry Highest credit VaR1 Highest exposures Concentration by segments Exposure by ratings Maximum PD2 Defined by the Board of Directors 1VAR = Value at Risk; 2 PD = Probability of Default. 7

 2 Lessons Learned in Credit Granting

 Change in the Mix – Portfolio Performance (Brazil1) 34% 9% 27% 31% 18% 15% 12% 20% 9% 25% dez/jun/16 Payroll Loans Mortgage Loans Personal Loans Credit Card Vehicles 45% 32% 55% 68% dez/jun/16 Corporate Very Small, Small and Middle Market 1Includes external units ex-Latin America; 2Not including endorsements and sureties. 21% Individuals2 Companies2 45% Dec 12 Sep 16 Dec 12 Sep16 9

 4,8 4,8 4,4 4,2 3,9 3,5 3,3 3,2 3,1 3,0 2,9 2,8 3,0 3,0 3,2 3,5 3,6 3,9 7,7 7,9 7,3 7,1 6,8 6,4 6,1 5,8 5,6 5,2 4,9 4,8 4,9 5,4 5,8 6,0 5,9 5,7 0,5 0,4 0,4 0,4 0,6 0,6 0,5 0,6 0,7 0,8 0,9 1,1 1,8 1,5 1,1 1,5 1,6 2,8 8,0 8,1 7,8 7,3 6,4 5,8 5,3 4,9 4,6 4,4 4,2 4,1 4,0 4,2 4,7 5,6 6,0 6,3 jun/12 set/12 dez/12 mar/13 jun/13 set/13 dez/13 mar/14 jun/14 set/14 dez/14 mar/15 jun/15 set/15 dez/15 mar/16 jun/16 set/16 Total Pessoas Físicas1 Grandes Empresas1 Micro, Pequenas e Médias Empresas1 Evolution of Default NPL Ratio – Over 90 days (%) 1Excluding specific economic group effect; 2Brazil only, including external units ex-Latin America. 1.4(1) Individuals(2) Corporate(2) Empresas(2) 3.6(1) Total Individuals(2) Corporate(2) Very Small, Small and Middle Market Companies(2) 10

 Evolution of Default – Individuals (Brazil) NPL Ratio - Over 90 days (%) Mix jun/12 7,7 7,9 7,3 7,1 6,8 6,4 6,1 5,8 5,6 5,2 4,9 4,8 4,9 5,4 5,8 6,0 5,9 5,7 jun/12 set/12 dez/12 mar/13 jun/13 set/13 dez/13 mar/14 jun/14 set/14 dez/14 mar/15 jun/15 set/15 dez/15 mar/16 jun/16 set/16 6,6 11

 Retail Management – Individuals and Small and Medium Companies 98 114 94 123 89 128 88 88 153 88 101 102 95 89 90 112 99 124 94 115 91 91 116 92 130 93 88 157 81 167 79 91 102 114 97 92 96 121 77 130 91 86 87 134 79 136 74 169 72 166 67 65 82 99 127 85 130 77 173 73 155 65 4 Lowest risk Risk Level Highest Risk Fictitious figures (Basis 100 = lowest risk cell). STATISTICAL MODELS Higher risk Management tool (tightening and easing credit standards) Data adjusted to expected future macroeconomic scenario POLICY Variables that 100 100 102 148 100 100 104 101 106 1v15 115 148 110 112 113 118 114 118 179 114 122 142 115 H distinguishes risk 1 1 v1v 1 1 1 Default Rate Loss/Revenue RAROC (Risk Adjusted Return on Capital) ROE (Return on Equity) 116 92 114 97 12

 Credit Offer Based on Future Scenario Risk Level Credit Available Credit Not Available STATISTICAL MODELS POLICY Highest risk Lowest risk Highest risk Risk Level Positive future expectation Risk Level Negative future expectation Easing of credit, maintaining the same appetite Tightening of credit, maintaining the same appetite Base Scenario Credit Available Credit Not Available Credit Available Credit Not Available 13

 Large Companies Ratings Revised by Credit Committees 3-Months Moving Average % Downgrades % Upgrades 38% 52% 51% 42% 45% 45% 50% 51% 59% 56% 60% 64% 73% 74% 79% 80% 92% 76% 58% 55% 62% 48% 49% 58% 55% 55% 50% 49% 41% 44% 40% 36% 27% 26% 21% 20% 8% 24% 42% 45% mar/12 jun/12 set/12 dez/12 mar/13 jun/13 set/13 dez/13 mar/14 jun/14 set/14 dez/14 mar/15 jun/15 set/15 dez/15 mar/16 jun/16 set/16 out/16

 Wholesale – Non-concentrated exposure September 30, 2016 R$ billion % Largest Debtor 8 1 10 Largest Debtors 46 7 20 Largest Debtors 75 11 50 Largest Debtors 119 18 100 Largest Debtors 157 24 1Includes Debentures, CRI, Commercial Paper and Financial Bills; 2Not including Private Securities. Credit Portfolio with Endorsements, Sureties and Private Securities1 Opening – Private Sector – Companies(%)2 Private Sector- Companies R$ 365 billion Private Sector- Individuals R$ 231 billion Public Sector R$ 9 billion 3% 4% 5% 2% 2% 2% 4% 2% 6% 2% 3% 2% 2% 2% 3% 3% 1% 4% 5% 5% 2% 8% 12% 15% 6% 15

 Focus on reducing volatility in results Lessons Learned in the Wholesale Segment Portfolio management with low incentive for high tickets and volatile industries New credit granting policies Monitoring and ratings: new tools with market data and timely information 1 2 3 4 16

 3 What has changed in the Wholesale segment

 Evolution of Corporate Clients Business Redefinition of the value proposition and operating model; Re-segmentation of clients (new CIB1 and “Commercial Banking”); Diagnosis of leverages for maximizing profitability. Strategic Revision of Corporate Banking Credit portfolio management and improvement of governance; Better pricing of credit risks; Profitability management and cross-sell; New trading methods; New wholesale policies. Implementation of the new Corporate Banking model Segregated management of the commercial and credit departments; “Anticipating”: rapid identification and effective addressing; Focus on solution and specialization (size and stage). Specialization for Credit Restructuring and Recovery 2014 | 2015 2015 | 2016 1 CIB - Corporate & Investment Banking. 18

 Credit Portfolio Management Impacts: Price | Limits | Portfolio Management Portfolio risk dimensions Rating; Exposure; Term; Collateral; Product; Industry volatility; Macro Scenario. Cluster Risk features Risk Cluster = Perception of the client´s “combined risk” Credit Focus. Within the appetite. Monitoring. Outside the appetite. Very Low Low Medium High Very High 19

 Examples Credit Portfolio Management Very low Low Medium High Very high High Risk Company – Outside the appetite Good Rating High Exposure Adequate Term Without Collateral High Industry Volatility Unfavorable Macro Scenario Risk Cluster Possible actions: • Exposure reduction; • Collateral required; • Increased spread. Company 2 Very Low Low Medium High Very High Low Risk Company – Credit focus Good Rating Adequate Exposure Adequate Term Financial Collateral Low Industry Volatility Unfavorable Macro Scenario Risk Cluster Possible actions: • Increase in credit offer; • Uncovered loan; • Spread reduction. Company 1 20

 4 Future – How We Plan to Grow

Building of scenario based on internal and external indicators jun/13 set/13 dez/13 mar/14 jun/14 set/14 dez/14 mar/15 jun/15 set/15 dez/15 mar/16 jun/16 set/16 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 Corporate Individuals Vital Signs3 Generation of formal jobs (CAGED) x Payroll2 0 Generation of formal jobs (CAGED) Payrolls2 Non-Debit Indicators – Daily1 (1) Internal data – non-payment of installments by maturity date (tolerance: 15 days). (2) Internal data – Itaú payment system (3) Total volume of transactions in checking accounts (internal data – Base100 = Dec 2013) Confidence indicators Commerce Consumer Industry Sales indicators Vehicles Real Estate (Properties) Industrial production Economic indicators Unemployment GDP Commodities price Agriculture Mining Energy Oil Etc. EXTERNAL INDICATORS Prior months Current month (Oct/16) 100 76 74 dez/13 mar/14 jun/14 set/14 dez/14 mar/15 jun/15 set/15 dez/15 mar/16 jun/16 set/16 22

 Projection of Variances in GDP (%) for 2016 over time 2,6 2,5 2,0 1,8 1,1 0,3 -1,2 -2,8 -4,0 -3,5 -3,2 mar/14 jun/14 set/14 dez/14 mar/15 jun/15 set/15 dez/15 mar/16 jun/16 set/16 Deterioration of expectations for 2016 Consequence: Reduction in the Credit Granting Activity Oct-16 -3.2 2016 Source: Macroeconomic Survey - Itaú 23

 2,6 2,5 2,0 1,8 1,1 0,3 -1,2 -2,8 -4,0 -3,5 -3,2 0,0 0,0 0,3 1,0 2,0 mar/14 jun/14 set/14 dez/14 mar/15 jun/15 set/15 dez/15 mar/16 jun/16 set/16 Projection of Variances in GDP (%) for 2016 and 2017 over time Improvement of expectations for 2017 Consequence: Increase in the Credit Granting Activity 2016 2017 Source: Macroeconomic Survey - Itaú Oct-16 2.0 -3.2 24

 7% 12% dez/12 set/16 Strategy – Regional Diversification Brazil2 Latin America3 +5 p.p. 1Includes endorsements and sureties; 2Includes external units ex-Latin America ; 3Only Itaú Unibanco’s equity interest in Itaú CorpBanca as at September 30, 2016 considered. Mix of Credit Products by Region1 93% 88% 25

 5 Risk Culture

 2009-2013 2015 2016 2017 Approval Risk Appetite (Risk Vision and Goals) Risk Culture Journey Leaders Dissemination (workshops and Training programs) Holding Communication: - Risk Culture Principles - Key risks of our business Negócios magazine Videos showing fictitious cases Perenity of Risk Culture Implementation of Reinforcement Mechanisms Videos on Risks Development of Communication channels 27

 Change of Mindset Risk management is dissociated from the commercial action. We do not feel encouraged to share and discuss bad news. Risk management derives from our adherence to procedures and rules. We delegate risk management to our managers and control departments. Risks are inherent in our business. We discuss our risks in an open and constructive manner. Risk management is a matter of attitude. FROM: TO: We take individual and collective responsibility for our risks. 28

 Transforming Experiences Banking in the Digital Age André Sapoznik Apimec Cycle 2016 Itaú Unibanco Holding S.A.

 1. Digital Journey | Recent Evolution 2. Realities and Bets | Technology Transforming Experiences 3. Itaú’s Way of Being Digital 4. Results Agenda 2

 1 Digital Journey | Recent Evolution

 The with the bank is becoming more digital _ Itaú’s customer transactions 72% 28% relationship digital_ 4

 Experience_ our relationship managers are becoming more digital #individuals: digital branches #companies: digital relationship managers • Extended hours (7-24h) • Phone, e-mail, text, chat • Videoconference Fas 5

 However, digital trends evolve Doing business Consuming content Experiencing the world ”Asset light” market leaders Ownership vs Use Market value US$54,4 Bi Market value US$51 Bi More than 190 countries and 77MM paying subscribers Reached more than 100MM active users, with 40MM paying subscribers Personal assistant with more than 3MM devices sold AI messaging software with 5MM downloads in only 8 days Augmented reality game with more than 500MM downloads all over the world The New Digital and virtual reality #newwaysof... Achieved more than 150MM daily active users, surpassing Twitter Market value US$30 Bi exponentially_ 6

 2 Realities and Bets | Technology Transforming Experiences

 experience processing infrastructure bets Maturing trends with significant potential impact realities Transformations that impact the present 3 levels of bank-customer relationship_ 8

 Realities Bets 6 trends influencing thinking and doing banking_ Digital Payments M obile Block Chain BC Open Platforms A.I. Big Data 9

 Always on, The mobile reality Realities Bets M obile Digital Payments A.I. Big Data Block Chain BC Reality #1_ Open Platforms Expeience Processing Infrastructure 10

 The mobile phenomenon_ Digital individual clients up to 4k monthly income +10k monthly income 826k 4,8MM mobile growth: 2.5x 5,8 mm 11

 1. Ubiquity_ where the client wants when the client wants respecting the client’s profile 2. Flawless experiences_ simple, easy and fast frictionless constant evolution 3. Digital hi-touch_ whenever the client needs undertanding the client’s moment support for complex transactions “Banking is no longer somewhere you go, it’s something you do.” Brett King, “Bank 3.0” The new (mobile) banking experience_ 12

 Itaú App Evolution of mobile completeness Personal Banking Light App (2017) Entry-level and low income solution Abreconta App Digital customers acquisition D pp ers on Mobile all customers, all journeys 1 Ubiquity_ 13 version version version version 2010 2013 2016 2017 experiences_ constant evolution 2 New architecture card-based Flawless 14

 Customer service with extended hours 800k+ chats/month _relationship manager chat Digital hi-touch_ touch in digital timing 3 personal 15

 Credit card demands 400k+ chats/month _digital customer service 3 Digital hi-touch_ personal touch in digital timing 16

 Credit renegotiation at client's request Integrated journey: human + digital ~ 5k chats per month _click to call 3 Digital hi-touch_ personal touch in digital timing 17

 A.I. Big Data Block Chain BC M obile _ big insights Reality #2_ Realities Bets Digital Payments Open Platforms 18

 Data_ the digital economy currency #monthly... #onsocialnetwork... 19

20

Big data_ transformative results

_PREDICT CLIENT`S LATE PAYMENT

PROCESSING
7k+
VARIABLES TYPES

60+% GAIN IN
DEVELOPMENT LEADTIME

91+% PREDICTION ASSERTIVENESS


#DATA
_REAL TIME
_NON-STRUCTURED
#TECHNIQUE
_OPEN SOURCE
_MACHINE LEARNING
#TECH ENVIRONMENT
_MASSIVE STORAGE
_PARALLEL PROCESSING
#PEOPLE
_DATA SCIENTISTS

_RIGHT PRODUCT TO THE RIGHT CLIENT

PROCESSING
3+ BILLION
OF PAYMENT
TRANSACTIONS

MICROSEGMENTATION
20 CLUSTERS TO
100K+ CLUSTERS

DEVELOPMENT
TIME REDUCTION
5 MONTHS TO
1 WEEK

+43%
OF SALES
ASSERTIVENESS

Block Chain BC M obile Big Data A.I. first _ the new age Reality #3_ Realities Bets Digital Payments Open Platforms 21

Chess 10120 possibilities Go 10768 possibilities X Go's complexity of plays does not allow statistical performance, it requires intuition to win April 2016_ Google DeepMind Cognitive Intelligence_ the The expectation of the academic community has been exceeded by 10 years future is now 22

Step 1 basic learning Step 2 interaction with lots of machines Step 3 evolved learning Source: by New technologies_ e x p o n e n t i a l learning 23

”I don’t know” rate of only 3% _virtual itaú 10% reduction in call-center contacts Vídeo do virtual sendo utilizado assistente assistente Applied AI _ Itaú’s chatbots 24

4MM apps available in stores App Stores saturation however… Source: The 2016 Mobile App Report – Comscore e Statista 2016 Google Allo Other examples: Siri Post-app age_ based on AI 50% of users don’t download any apps 85% of the mobile use are concentrated in only 5 apps personal assistants 25

Digital payments Block Chain BC M obile Big Data A.I. _ or the end of payment experience? Bet #1_ Realities Bets Open Platforms 26

NORTH AMERICA Online World On-line purchase with no card number #modals #maturity Physical World Physical purchase with no card requested Integrated Payment Fluid, seamless payment experience #marketatlarge Digital payments_ many initiaves, early maturity #atitaú EUROPE ASIA BRAZIL 27

Mobile Big Data A.I. _ revolution in system? Bet #2_ Realities Bets Digital Payments trust Open BlockPlaCthfoarmins 28

CRIPTOCURRENCY 2009 Participating in reference group First bank in Latin America to enter R3 consortium Currently 75 member banks Digital KYC Security and Fraud Prevention Bill Payments Simplification SMART CONTRACT DIGITAL GOODS TRANSACTION DATA AND DOCUMENT INTEGRATED REGISTRY DIGITAL IDENTITY PAYMENT PLATFORM P2P INSURANCE 2016 Crossborder Payments Internal Efficience Potential applications Blockchain_ BLOCKCHAIN #itaú’siniciatives Distributed ledger 29

Open Platforms M obile Big Data A.I. Block Chain BC _ redefining banking frontiers? Bet #3_ Realities Bets Digital Payments 30

Platform Ohpen Cloud management platform for investment funds and savings accounts SolarisBank Use Lego’s concept for digital innovation through partners Mastercard developers APIs Open Platform to create new solutions • Scale • Development Cost Reduction • Time-to-Market bank Internal domain Internal API Clients Proprietary apps Fonte: zanders bank External domain Partner Apps Internal API Public API Clients Open Platform_ 31

3 Itaú’s Way of Being Digital_

_new model, new talent _new eco-system Digital Business IT MKT Risk and Security Design CRM UX Digital Operation #connect #inspire #educate #timetomarket Itaú’s Way of Being Digital_ Invested last year R$ 104 MM residents STARTUPS 58 780+EVENTS 30K atendees 3+ events/day 5PRIDES • Visual Identity Awards • IF Design Awards • SPARK Awards • EFinance – Fintech • Aberje Comunicação Inv 33

4 Results_

Results_ Leadership in satisfaction and sustainable performance INDIVIDUALS SME 7,5 8,0 8,5 9,0 average 2nd #net profit mobile + internet Digital channels’ share in retail bank’s total net profit increased by 13 pp, over the last 2 years. Leadership in digital satisfaction 7,5 8,0 8,5 9,0 average 2nd 35

Thank you Apimec 2016 Itaú Unibanco Holding S.A. Transforming Experiences André Sapoznik Business Banking in the Digital Age

Corporate Governance Roberto Setubal Executive President & CEO Pedro Moreira Salles Chairman of the Board of Directors 11/17/2016 Apimec Cycle 2016 Itaú Unibanco Holding S.A.

Evolution of the Average Return on Equity (ROE) 12.5% 10.3% 15.4% 17.2% 18.9% 31.6% 27.7% 31.5% 26.3% 26.5% 27.0% 35.3% 32.6% 32.1% 24.8% 21.4% 23.5% 22.3% 19.4% 20.9% 24.0% 23.9% 24.5% 20.0% 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 (1) Pro forma information on Itaú CorpBanca included. Jan to Sept 2015(1) Jan to Sept 2016(1) Annual Average ROE: 23.9% IRR Shareholder: 24.9% as from July 1994 with reinvestment of dividends 2

Create an efficient set of incentives and monitoring mechanisms to ensure that management members’ behavior is always aligned with the shareholders’ interests; CREATION OF LONG-TERM VALUE TO SHAREHOLDERS. Corporate Governance Objective at Itaú Unibanco 3

 Corporate Governance Objective at Itaú Unibanco How;? 1st – Establishing management bodies and authority levels for proper “ checks and Balances ”. 2nd – Implementing procedures to ensure the Executive Group;' behavior towards value creation by means of: • ... Meritocratic culture; • ... Focus on performance (growth, net profit, value creation, return on equity – ROE, etc...) 4

Executive Committee Implementation of Board of Directors’ guidelines and goals; Operation of the businesess and strategy for products and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. Família Moreira Salles IUPAR (Itaú Unibanco Participações) Value creation Implementation of strategy and day-to-day management Establishment of operational parameters Family control with a strategic long-term vision Alignment and union among shareholders; Group´s vision, mission and values; Significant mergers & acquisitions; Nominations to the Board of Directors and CEO; Performance evaluation and admission of family members; Discussion and approval of the long-term strategy; Itaú Unibanco Board of Directors Professional management Definition and monitoring of the company’s strategy; Mergers & acquisitions; Monitor the Executive Board’s performance; Nomination of executive officers (meritocracy); Budget approval; Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance 5

Itaú Unibanco’s Governance Structure Assembleia Geral Board of Directors Fiscal Council Executive Committee Related Parties Committee Transactions with related parties 100% of members are independent members ...... Nomination and Corporate Governance Committee Succession of Chairman and CEO and performance evaluation of The Board of Directors and CEO 100% of members are non-executive officers Nomination of Board Members and General Managers ...... Risk and Capital Management Committee The Committee’s President is an independent member Risk appetite Capital cost Use of capital ...... Compensation Committee 100% of members are non-executive officers ...... Incentive and compensation models Goals International Advisory Board World economy International market trends Analysis of opportunities ....... Strategy Committee M&A New business areas Budgetary guidelines Internationalization ...... The Committee’s President is an independent member Personnel Committee Talent attraction and retention policies Recruitment and learning LT incentive programs Meritocracy ...... Technology Committee Audit Committee Balance sheet integrity 100% of members are independent members Compliance with rules Risks in general (3rd line of defense) ..... Shareholders’ Meeting Technological advancements Client experience World trends ... 14 meetings* 3 meetings* 7 meetings* 5 meetings* 4 meetings* New 187 meetings* 11 meetings* 2 meetings* 5 meetings* *In the last12 months Internal Audit Independent Audit 6

Current Board of Directors Chairman Pedro Moreira Salles Vice President Alfredo Egydio Arruda Villela Filho Roberto Egydio Setubal Members *independent members. Out of 12 members: 75% are non-executive 40% are experienced in commerce and industry 42%are independent Age limit: 70 years. Alfredo Egydio Setubal Candido Botelho Bracher Demosthenes Madureira de Pinho Neto Fábio Colletti Barbosa* Gustavo Jorge Laboissière Loyola* José Galló* Nildemar Secches* Pedro Luiz Bodin de Moraes* Ricardo Villela Marino 7

Risk Management Structure Board of Directors Pedro Moreira Salles Itaú Unibanco Holding Roberto Setubal Audit Committee Geraldo Travaglia Capital and Risk Management Committee Pedro Bodin General Technology and Operations Office Marcio Schettini General Wholesale Office Candido Bracher General Retail Office Marco Bonomi Executive Finance Office Investor Relations Office Corporate Security Office Internal Control and Compliance Executive Office Liquidity and Market Risk Control Office Credit Risk and Modeling Office Legal, Institutional and Personnel Dept. Claudia Politanski Risk and Finance Control and Management Department Eduardo Vassimon 3rd line of defense Independent review of the activities developed by the institution. 1st line of defense Manages risks originated by these functions; its role is to: Identify Assess Control Report 2nd line of defense Ensures that risks are managed according to: : Risk appetite Policies Procedures Internal Audit Paulo Miron 8

Corporate Governance Objective at Itaú Unibanco How? 1st – Establishing management bodies and authority levels for proper “ checks and Balances ”. 2nd – Implementing procedures to ensure the Executive Group' behavior towards value creation by means of: • ... Meritocratic culture; • ... Focus on performance (growth, net profit, value creation, return on equity – ROE, etc...) 9

Meritocracy at Itaú Unibanco Meritocracy: lead with people, recognizing and distinguishing them based on their relative performance. Everyone’s right and obligation. Everyone has clear and challenging goals. Periodic performance reviews (at least annually): all employees. Aligment with Our Way. Forced ranking: to highlight the top performers. Transparent management process (at the end of the process, the employee being reviewed should be informed of his/her relative progress). Feedbacks to develop our professionals. Individual and relative assessment. Promotion, merit, new positions, choice of partners, associates and dismissals (only the top 30 percent may be promoted to a higher job level) The decision to promote an employee is made on a jointly basis. Managers should find room for the best performing employees to develop their potential. People have the primary responsibility for their own careers. 10

Goal Setting Assessment: of Goals Assessment of Attitudes Calibration Committees (Forced Performance Ranking) feedback Individual Development Committees Feedback Meritocracy Cycle Executive Board 11

Goal Setting Goals aligned with the organization´s goals. Maximum 10 goals per year. Challenges and priorities. Quantitative goals should have significant weigh. Institutional guidelines for setting goals are disclosed to the departments Behavioral Assessment FOCUS ON THE CLIENT HANDLING WITH PRESSURE INSPIRING LEADER PEOPLE MANAGEMENT FOCUS ON PERFORMANCE RISK MANAGEMENT SIMPLICITY OWNER ATTITUDE COLLABORATION CONSTRUCTIVE DISCONTENTMENT Meritocracy Cycle – Executive Board 12

Meritocracy Cycle 2-day Meeting with the Collegiate (approximately 25 individuals). Evaluated on a case-by-case basis; reported by a spokesman. Final recalibration (Forced Ranking). Attitudes Goals Mín. 5% Min. 5% Max. 30% Max. 10% 13

Focus on Performance - Incentives All businesses have on average 30% of goals in Net Income and VC – Value Creation. All businesses have ROE and RAROC in goals. Everyone at the Bank is assigned cost goals (minimum 10%). Other goals typically considered: client satisfaction, market share, etc. Bonus pool defined based on % of Net Income and % of VC. For Officers half of the bonus is in stock. Partners Program: entirely in stock. Incentives aligned with the interests of shareholders 14

15 v We believe that solid governance, ensuring meritocracy, oriented to long-term value creation, assures the perennity of Itaú’s Unibanco strong performance.

Succession Planning

Succession planning and management structure at Itaú Unibanco Itaú BBA Itaú Unibanco Itaú Unibanco Holding 2013 Corporate Investment banking Treasury Retail Brasil and Latam Consumer credit Wealth management Insurance Support areas Limit age: All - 60 years Beginning 2015 Itaú Unibanco Holding Executive President (CEO) General Offices Executive Vice Presidents Wholesale Retail Technology & Operations Risks and Finance Legal and Personnel Executive Committee Large companies Medium companies Asset management Institutional treasury Private bank Custody Latin America Branches Cards Rede Real estate Insurance Vehicles Payroll loans Marketing IT Operations Purchasing Risks Finance Legal and Ombusdman Human Resources Corporate Communication Governmental and Institutional Relations Age limit: Itaú Unibanco Holding - 62 years for CEO | Other - 60 years 17

Succession planning and management structure at Itaú Unibanco 19

Succession planning and management structure at Itaú Unibanco 20

Corporate Governance Roberto Setubal Executive President & CEO Pedro Moreira Salles Chairman of the Board of Directors 11/17/2016 Apimec Cycle 2016 Itaú Unibanco Holding S.A.